UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 16, 2022, Kazia Therapeutics Limited (the “Company”) issued an ASX release titled, “AGM Materials.” A copy of this release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Also on November 16, 2022, the Company filed with the ASX the Chairman’s Address and the CEO’s Presentation to the Annual General Meeting held on November 16, 2022, copies of which are attached hereto as Exhibits 99.2 and Exhibit 99.3, respectively, and are incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1	ASX Release of Kazia Therapeutics Limited dated November 16, 2022 (AGM Materials)

99.2	Chairman’s Address to Annual General Meeting held on November 16, 2022

99.3	CEO’s Presentation to Annual General Meeting held on November 16, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ Karen Krumeich
Karen Krumeich
Chief Financial Officer

Date: November 16, 2022